Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 0202 Facsimile: 020 7672 1424

5 April 2013

Dear Mr Vaughn

National Westminster Bank Plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 23, 2012
File No. 001-09266

Thank you for your letter of 1 March 2013.  Our responses to your comments are set out below.  All page references are to the Form 20-F for the fiscal year ended 31 December 2011.  References to ‘Company’ or ‘the Group’ are to National Westminster Bank Plc and its subsidiaries; and ‘RBSG’ or ‘the RBS Group’ to The Royal Bank of Scotland Group plc.

General

1.
In your response to prior comment 1 from our letter dated December 31, 2012, you indicate that you complied with the requirements of General Instruction I to Form 10-K, including that all of your equity securities are owned, directly or indirectly, by a single person that is a reporting company under the Exchange Act. Please provide us with your analysis as to whether your Series C preference shares are equity securities for purposes of General Instruction I.

The Series C preference shares are not treated as equity securities for purposes of General Instruction I, but rather fall within the Commission’s definition of ‘debt securities’.  Under Rule 902 of Regulation S, ‘debt securities’ are defined to include ‘non-participatory preferred stock, which is defined as non-convertible capital stock, the holders of which are entitled to a preference share in payment of dividends and in distribution of assets on liquidation, dissolution, or winding up of the issuer, but are not entitled to participate in residual earnings or assets of the issuer’.  The Series C preference shares are non-participatory and, therefore, are not treated as equity securities for purposes of General Instruction I.  This is also consistent with their classification as liabilities under IFRS.

1/6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

Financial Review, page 5

Risk Management – Credit risk, page 33

Global Restructuring Group, page 36

2.
We note your response and proposed disclosure to prior comment 3 from our letter dated December 31, 2012. You indicate that these concessions are monitored internally and provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality. Please tell us and revise your proposed future filings disclosure to more clearly discuss how you consider the fact that a covenant concession was made when determining the extent of any impairment provision for these loans.

We will disclose the following in the Group’s 2012 Form 20-F:

In addition, the Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. These financial covenant concessions are monitored internally, but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: The loan’s payment terms are unchanged. Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

The impact on the credit quality of any change in terms and conditions of a loan is assessed at the time of granting such changes, and the appropriateness of the credit metrics reviewed at such time. For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing counterparties, covenant concessions will be considered in the overall provision adequacy for these loans.

Asset Quality, page 60

3.
We note your tabular breakdown of asset quality bands. Please revise your disclosure in future filings to more clearly discuss how various credit characteristics, such as current loan-to-value ratios and FICO scores, are considered when classifying loans into the respective asset quality bands.

Allocation of exposures to asset quality bands reflects probability of default derived from statistically based models.  Inputs to these models include, inter alia, bureau scores.  The Group’s 2012 Form 20-F will include the following description of how the Group’s exposures are allocated to asset quality bands:

Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics

2/6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

such as bureau score, product features or associated account performance information.

Additional Information, page 199

Analysis of loans to customers by geographical area and type of customer, page 200

4.	We note your response and proposed disclosure to prior comment 11 from our letter dated December 31, 2012. Please further revise your proposed disclosure to address the following:
•	The amount of provision related specifically to interest-only loans as of each period end.

•	Provide a tabular disclosure of interest-only loans segregated by year of maturity and type of interest-only structure (e.g. balloon payment, delayed fully amortizing, etc.).

•	Clarify whether the loans convert to amortizing after the interest-only period ends, and if so, discuss the typical percentage impact to the monthly payment upon conversion to an amortizing loan.

•
Quantify the historical percentage of interest-only loans that reached maturity and of those, the percentage that were able to pay off the principal balance versus the percentage that subsequently defaulted upon maturity.

•
For loans which you originated as interest-only loans, tell us whether you have provided any additional extensions to the interest-only period for these loans and if so, disclose the reason(s) for doing so. Also, identify whether you consider these loans to be in forbearance upon the subsequent extension.

•	Discuss the extent to which you evaluate loan-to-value ratios (LTVs) and the ultimate collection of all principal and interest before making these extensions.

•
For the loans which are converted to interest-only under your forbearance program, revise your proposed disclosure to clarify how long the interest-only period for these loans is typically extended. To the extent it is for one year or more, revise to discuss how this impacts your 30-day and 90-day arrears statistics. Given that the borrower is only required to make the interest payment under the forbearance program, address the extent to which this type of modification positively impacts your delinquency trends and whether such trends are reflective of the likelihood of ultimate collection.

•
To the extent any interest-only loans convert to amortizing, discuss the impact to historical and expected credit quality trends and delinquency statistics upon converting to an amortizing loan. Further, disclose credit quality information separately for interest-only loans compared to other types of loans, including past due amounts, impaired amounts, and LTVs, in addition to separately disclosing interest-only loans in forbearance (which you already proposed to disclose as per your recent response letter).

We are collecting and collating these data and preparing draft disclosures for inclusion in the Group’s 2013 Form 20-F.  We will send you our proposed disclosures by the end of April.  We plan to include the following disclosures in the Group’s 2012 Form 20-F:

3/6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

The Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.

The scheduled repayments for retail loans generally include an amortisation of principal. However, the Group has a portfolio of interest only loans including mortgages linked to endowment policies and to personal equity plans, individual savings accounts and personal pension arrangements. From December 2012, NatWest no longer offer interest only residential mortgages: buy-to-let interest only mortgages are still available. The Ulster Bank Group and Coutts continue to offer their high net worth customers interest only mortgages. The Group also offers interest only personal loans. As discussed on page xx, as part of its retail forbearance programmes the Group may agree conversions to interest only. Interest only retail loans at 31 December 2012 amounted to £32.7 billion. Included within this total are £4.6 billion of mortgages which are on mixed repayment, split between interest only and capital repayment and £1.7 billion of forbearance interest only arrangements. Excluding the £4.6 billion of mixed repayment mortgages, the remaining interest only loans totalling £28.1 billion comprised £22.2 billion variable rate and £5.9 billion fixed rate.

Risk elements in lending, page 204

5.
We note your response and proposed disclosure to prior comment 14 from our letter dated December 31, 2012. In determining your loan loss provision on the retail loan portfolio, we note that you consider certain characteristics such as LTVs, arrears status, and default vintage when assessing the recoverable amount and calculating the related provisions for these loans. We also note your statement that forbearance retail loans do not form a separate risk pool. Please tell us and further revise your disclosure to address how you consider characteristics such as whether the loan has been renegotiated, placed on forbearance, or subject to a covenant waiver when calculating the impairment provision for your retail loan portfolio.

The Group does not grant covenant waivers to its retail customers. Non performing forbearance retail loans do not form a separate risk pool but the LGD models used to calculate the collective impairment provision will be affected by forbearance arrangements.  However, we will include following description in the Group’s 2012 Form 20-F:

The majority of retail forbearance takes place in the performing book and, for the purposes of the latent loss provisions, these constitute a separate risk pool. They are subject to higher provisioning rates than the remainder of the performing book. These rates are reviewed regularly. Once forbearance is granted, the account continues to be assessed separately for latent provisioning for 24 months (UK Retail only) or until the forbearance period expires. After that point, the account is no longer separately identified for latent provisioning. In the non-performing portfolio, assets are grouped into

4/6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

homogeneous portfolios sharing similar credit characteristics according to the asset type. Further characteristics such as LTV, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision. Whilst non-performing forbearance retail loans do not form a separate risk pool, the LGD models used to calculate the collective impairment provision will be affected by agreements made under forbearance arrangements.

Risk Factors, page 217

6.
You disclose that your ultimate holding company, The Royal Bank of Scotland Group plc, its subsidiary and associated undertakings, and you and your own subsidiary and associated undertakings are and may be subject to litigation and regulatory investigations that may have a material impact on your business, including sanctions-related investigations. Cuba, Sudan, and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include specific disclosure regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. In this regard, we note publicly-available information indicating that you have a correspondent banking relationship with Mashreq Bank, which operates in Sudan. Your response should describe any funds, services, or support you have provided to Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

7.
Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

We expect to be able to respond to these two questions by the end of April.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

5/6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB

Please contact me if you wish to discuss our response.

Yours sincerely

/s/ Rajan Kapoor

R Kapoor
Group Chief Accountant

6/6	The Royal Bank of Scotland Group plc Registered in Scotland No 45551 Registered Office: 36 St Andrew Square, Edinburgh EH2 2YB